Exhibit 4.93

Summary of the Rural Partnership Agreement, entered into on July 21, 2022, in connection with Fazenda São Domingos.

Parties: BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, as the economic group interested in entering into a rural partnership agreement; Hélio Pereira de Morais Filho, as the individual vested in the possession of the land; and Agropecuária São Domingos Savio Ltda., as the owner of the land.

Purpose: Granting of the possession, for twelve years, of the area of partnership I, counted as of December 1, 2022 (commencement date of the term), of a total area equivalent to 3,035 arable hectares, and of the area of partnership II, counted as of December 1, 2023 (commencement date of the term) of a total area equivalent to 3,035 arable hectares, for the purpose of the exploitation of the land under a rural partnership regime, by means of the sharing, by and among the parties, of the earnings received from the crops/harvests arising from the aforementioned partnership. BrasilAgro – Companhia Brasileira de Propriedades Agrícolas shall be entitled to approximately 80% of the earnings, and Hélio Pereira de Morais Filho shall be entitled to the remaining 20% of the earnings therefrom.